Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
(dollar amounts in thousands of dollars)	2010		2009		2008		2007		2006

Earnings:
Income (loss) before income taxes	$352,311		$(3,678,183)		$(296,008)		$22,643		$514,061

Add: Fixed charges, excluding interest on deposits	102,969		155,269		351,672		431,320		345,253

Earnings available for fixed charges, excluding interest on deposits	455,280		(3,522,914)		55,664		453,963		859,314
Add: Interest on deposits	439,050		674,101		931,679		1,026,388		717,167

Earnings available for fixed charges, including interest on deposits	894,330		(2,848,813)		987,343		1,480,351		1,576,481

Fixed Charges:
Interest expense, excluding interest on deposits	87,537		139,754		334,952		415,063		334,175
Interest factor in net rental expense	15,432		15,515		16,720		16,257		11,078

Total fixed charges, excluding interest on deposits	102,969		155,269		351,672		431,320		345,253
Add: Interest on deposits	439,050		674,101		931,679		1,026,388		717,167

Total fixed charges, including interest on deposits	$542,019		$829,370		$1,283,351		$1,457,708		$1,062,420

Ratio of Earnings to Fixed Charges
Excluding interest on deposits	4.42	x	(22.69	)x	0.16	x	1.05	x	2.49	x
Including interest on deposits	1.65	x	(3.43	)x	0.77	x	1.02	x	1.48	x